                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to _________

                  Commission file numbers 1-2116 and 333-32530



                 HARTCO FLOORING COMPANY RETIREMENT SAVINGS PLAN
                            (Full title of the Plan)

                        ARMSTRONG WORLD INDUSTRIES, INC.
                            ARMSTRONG HOLDINGS, INC.
               2500 Columbia Avenue Lancaster, Pennsylvania 17604
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                                                               Page
Item 1.   Independent Auditors' Report                                                                            4
          ---------------------------

Item 2.   Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000                        5
          --------------------------------------------------------------------------------

Item 3.   Statements of Changes in Net Assets Available for Benefits for the years ended
          ------------------------------------------------------------------------------
          December 31, 2001 and 2000                                                                              6
          --------------------------

Notes to Financial Statements                                                                                     7

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                                   14

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Exhibits
--------

Consent of Independent Auditors                                                                                  15

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                   HARTCO FLOORING COMPANY
                   RETIREMENT SAVINGS PLAN


July 1, 2002       By: /s/: Donald C. Fetzer, Jr.
                   ------------------------------

                   Donald C. Fetzer, Jr., Member of the Administrative Committee

                       Independent Auditors' Report

To the Retirement Committee of the
   Hartco Flooring Company
   Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Hartco Flooring Company Retirement Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Hartco Flooring Company Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                    KPMG LLP
Dallas, Texas
May 24, 2002

                             HARTCO FLOORING COMPANY
                             RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000

                                                                                          2001                  2000
                                                                                  -------------------   -------------------
Assets:
     Investments, at fair value (note 5):
        Armstrong Holdings, Inc. common stock                                   $          285,950               183,608
        Fidelity Magellan Fund                                                           1,662,086             1,813,926
        Fidelity Equity Income Fund                                                      1,231,342             1,454,970
        Fidelity Intermediate Bond Fund                                                    926,906               963,539
        Fidelity Overseas Fund                                                             373,857               488,818
        Fidelity Asset Manager Fund                                                        252,816               229,440
        Fidelity Retirement Money Market Fund                                            1,104,893               804,567
        Participant loans                                                                  299,941               295,746
                                                                                   -------------------   -------------------
                 Total investments                                                       6,137,791             6,234,614
                                                                                   -------------------   -------------------
     Receivables (note 2):
        Employer contributions                                                               4,390               180,305
        Employee contributions                                                              10,821                 2,947
        Participant loans                                                                    3,789                 1,135
                                                                                   -------------------   -------------------
                 Total receivables                                                          19,000               184,387
                                                                                   -------------------   -------------------
                 Total assets                                                            6,156,791             6,419,001
     Refund payable to participants                                                         11,614                42,669
                                                                                   -------------------   -------------------
                 Net assets available for benefits                              $        6,145,177             6,376,332
                                                                                   ===================   ===================

See accompanying notes to financial statements.

                             HARTCO FLOORING COMPANY
                             RETIREMENT SAVINGS PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2001 and 2000

                                                                                    2001                  2000
                                                                             -------------------   -------------------
Additions to net assets attributed to:
     Investment income (loss):
        Interest and dividend income                                        $        194,041               427,583
        Net depreciation in fair value of investments (note 5)                      (326,663)           (1,057,188)
                                                                             -------------------   -------------------
                 Net investment loss                                                (132,622)             (629,605)
                                                                             -------------------   -------------------
     Contributions:
        Participant (note 2)                                                         380,265               343,653
        Employer (note 2)                                                            134,374               319,976
        Rollovers (note 3)                                                            16,074                36,801
                                                                             -------------------   -------------------
                 Total contributions                                                 530,713               700,430
                                                                             -------------------   -------------------
                 Total additions                                                     398,091                70,825
Deductions from net assets attributed to:
     Benefits paid to participants (notes 2 and 3)                                   629,246              (327,052)
                                                                             -------------------   -------------------
                 Net decrease                                                       (231,155)             (256,227)
Net assets available for benefits at beginning of year                             6,376,332             6,632,559
                                                                             -------------------   -------------------
Net assets available for benefits at end of year                            $      6,145,177             6,376,332
                                                                             ===================   ===================

See accompanying notes to financial statements.

                             HARTCO FLOORING COMPANY
                             RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

(1)  General Information

     On June 28, 1996, Armstrong Wood Products, Inc. (the Company) (formerly known as Triangle Pacific Corp.) acquired from Premark International, Inc. (Premark) all of the common stock of Hartco Flooring Company. In connection with this acquisition, Premark and the Company agreed to spin off, effective as of June 28, 1996, that portion of the Premark Plan benefiting participants who were employees or former employees of Premark, to a separate plan sponsored and maintained by the Company to be known as the Hartco Flooring Company Retirement Savings Plan (the Plan), as set forth herein, as a continuation, without interruption, of such portion of the Premark Plan.

     On July 22, 1998, Armstrong Wood Products, Inc. was acquired by Armstrong World Industries, Inc. (a subsidiary of Armstrong Holdings, Inc.). The Board of Directors of Armstrong Wood Products, Inc. intends to continue providing retirement benefits through the Company's defined contribution plans.

(2)  Description of the Plan

     The following description of the Plan provides only general information. Participants should refer to the Plan document for more detailed information.

     (a)  General

          The Plan is a defined contribution plan which provides retirement benefits to employees of Hartco Flooring Company, a division of Armstrong Wood Products, Inc., who are not members of a collective bargaining agreement and whose customary employment is for at least 1,000 hours during a 12-month period. Employees are eligible to participate in the Plan on the first day of the month coincident with or following the completion of six months of service. All eligible employees whose customary employment is not for at least 1,000 hours during a year participate in the plan on the first day of the month coincident with or following the 12-month period after their employment or any plan year thereafter, provided 1,000 hours of service are completed during this time period. However, employees must not be active participants in any other defined contribution plan to which the Company or any subsidiary contributes on their behalf. Effective November 1, 2001, the Plan was amended to allow for immediate participation by employees upon the completion of one hour of service. The Plan is administered by Hartco Flooring Company, a subsidiary of Armstrong Wood Products, Inc., and advised by the Company's Retirement Committee appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Contributions

          Participants are permitted to contribute from 1% to 16% of their eligible compensation to the Plan, as defined by the Plan documents. Participants may elect to invest their contributions in any of the available investment funds offered by Fidelity Management Trust Company, the Trustee. Effective January 1, 2000, the Company provides a 50% match of active participants' contributions, up to 6% of the participant's eligible compensation.

                             HARTCO FLOORING COMPANY
                             RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

          Effective January 1, 1998, the Plan was amended to include a profit sharing component. The Company may contribute a discretionary profit sharing amount based solely at the discretion of the Board of Directors of the Company. The board of directors approved a discretionary profit sharing contribution of $0 and $179,034 for the years ended December 31, 2001 and 2000, respectively.

     (c)  Participant Accounts

          Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution, Plan earnings, and forfeitures of terminated participants' nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d)  Vesting

          Participants are fully vested in the current value of their own contributions and earnings thereon, and become fully vested in Company contributions and related earnings credited to their accounts based upon their years of vesting service as shown in the following table:

                           Years of                      Vested
                        vesting service                percentage
                 ------------------------------    -------------------
                          Less than 1                       0%
                       1 but less than 2                   20
                       2 but less than 3                   40
                       3 but less than 4                   60
                       4 but less than 5                   80
                           5 or more                      100

          Participants who are age 65 or over or become permanently disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their account.

     (e)  Investment Options

          Elective contributions may be invested in guaranteed income funds, fixed income funds, equity funds, or a money market fund at the option of the participating employee. The Plan has investment options available to which participants may allocate their contributions as follows:

          . Armstrong Holdings, Inc. Common Stock - Effective April 1, 1999, the Plan was amended to include Armstrong World Industries, Inc. common stock as one of the investment options. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc. Armstrong Holdings, Inc. is publicly traded on the New York Stock Exchange. On December 6, 2000, Armstrong World Industries, Inc. filed a

                             HARTCO FLOORING COMPANY
                             RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

               voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. Armstrong Wood Products, Inc. was not included in the filing. As of December 19, 2000, the Plan was amended to eliminate the Armstrong Holdings, Inc. Common Stock fund as an investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

          . Fidelity Magellan Fund - The Fidelity Magellan Fund is a diversified portfolio of common stocks of domestic and foreign issuers. The portfolio seeks capital appreciation by investing in growth stocks, value stocks, or both.

          . Fidelity Equity Income Fund - The Fidelity Equity Income Fund has a primary objective of seeking reasonable income levels by investing 65% of total assets in foreign and domestic income producing equity securities, such as stocks, bonds, and other debt securities. The fund also seeks capital appreciation when consistent with its primary objective.

          . Fidelity Intermediate Bond Fund - The Fidelity Intermediate Bond Fund has a primary objective of seeking high current income by investing in U.S. dollar-dominated investment grade debt securities with maturities between three to ten years. The Lehman Brothers Intermediate Government/Corporate Bond Index is used as a guide in structuring the fund and selecting the investments.

          . Fidelity Overseas Fund - The Fidelity Overseas Fund seeks long-term growth of capital by primarily investing in the common stock of foreign issuers.

          . Fidelity Asset Manager Fund - The Fidelity Asset Manager Fund strives for high total return with reduced risk over the long term. The fund pursues this goal with diversified investments of stocks, bonds, short-term, and money market instruments, both domestic and international, while maintaining a diversified mix of securities.

          . Fidelity Retirement Money Market Fund - The Fidelity Retirement Money Market Fund seeks to earn a high level of current income while maintaining a stable $1.00 share price by investing in high-quality, short-term securities. These securities may include, but are not limited to, high-quality, short-term U.S. dollar-denominated money market securities, domestic, and foreign issuers.

     (f)  Participant Loans

          Participants may borrow from the Plan an amount greater than $1,000 but less than 50% of the participant's vested account balance. In no event can the participant borrow more than $50,000. Loans are for a period not to exceed five years and bear interest at 1% above the prime rate of interest being charged by local banks at the time the loan is authorized. The interest rate at December 31, 2001 was 5.75%.

                             HARTCO FLOORING COMPANY
                             RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

     (g)  Payment of Benefits

          On termination of service due to death, disability, or retirement, a participant may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions, in cash or by purchasing an annuity under the terms of an annuity contract. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Participants may make hardship withdrawals from their earnings deferred contributions at specified times, subject to the determination by the Plan administrator that the withdrawal is required to meet an immediate and heavy financial need.

     (h)  Forfeitures

          Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan ($19,654 and $6,708 in 2001 and 2000, respectively). The Company will reinstate forfeited balances to the accounts of participants who rejoin the Company within five years of their termination.

(3)  Summary of Significant Accounting Policies

     (a)  Basis of Accounting

          The financial statements of the Plan are prepared under the accrual method of accounting.

     (b)  Investment Valuation and Income Recognition

          The Plan's investments are stated at fair value and have been determined based on closing market quotations. Purchases and sales of securities are recorded by the trustee at current cost on the trade date. Realized and unrealized gains (losses) on investments are based on the fair value of the assets at the beginning of the Plan year or at the time of purchase during the year. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     (c)  Administration Expenses

          In accordance with the provisions of the Plan, unless paid by the Company, all costs of administering the Plan are charged to the Plan. During 2001 and 2000, all significant expenses were paid by the Company ($8,544 in 2001 and $16,087 in 2000, respectively).

     (d)  Payment of Benefits

          Benefits are recorded when distributed.

     (e)  Rollover Contributions

          Employee rollovers represent receipts from employees receiving distributions from their previous employers' qualified plan(s).

                             HARTCO FLOORING COMPANY
                             RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

     (f)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     (g)  New Accounting Pronouncements

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives in its statement of net assets and measure those instruments at fair value with changes recognized in the statement of changes in net assets.

          SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan adopted SFAS No. 133 effective January 1, 2001. The Adoption of SFAS No. 133 did not have a material impact on the Plan financial statements.

(4)  Units

     Participant accounts are assigned investment fund units/shares. The net asset value per unit/share by fund/account for the 2001 and 2000 calendar quarters ended is as follows:

                                                                                                                Units at
                                                                   2001 quarters ended                        December 31,
                                               ------------------------------------------------------------  ---------------
                                                 March 31        June 30      September 30    December 31         2001
                                               --------------  -------------  --------------  -------------  ---------------
      Armstrong Holdings, Inc. common stock    $      4.05            3.55           2.73            3.41          83,856
      Fidelity Magellan Fund                        104.50          111.09          94.03          104.22          15,948
      Fidelity Equity Income Fund                    49.77           52.19          45.62           48.77          25,248
      Fidelity Intermediate Bond Fund                10.22           10.14          10.45           10.32          89,817
      Fidelity Overseas Fund                         30.50           30.50          24.89           27.42          13,634
      Fidelity Asset Manager Fund                    15.70           16.11          14.71           15.50          16,311
      Fidelity Retirement Money Market Fund           1.00            1.00           1.00            1.00       1,104,893

                                                                                                                Units at
                                                                   2000 quarters ended                        December 31,
                                               ------------------------------------------------------------  ---------------
                                                 March 31        June 30      September 30    December 31         2000
                                               --------------  -------------  --------------  -------------  ---------------
      Armstrong Holdings, Inc. common stock    $     17.88           15.30          11.94            2.07          89,001
      Fidelity Magellan Fund                        143.25          134.63         133.84          119.30          15,205
      Fidelity Equity Income Fund                    50.62           50.37          53.71           53.43          27,231
      Fidelity Intermediate Bond Fund                 9.75            9.75           9.86           10.04          95,970
      Fidelity Overseas Fund                         48.27           45.73          42.42           34.37          14,222
      Fidelity Asset Manager Fund                    19.05           18.80          19.11           16.82          13,641
      Fidelity Retirement Money Market Fund           1.00            1.00           1.00            1.00         804,567

                             HARTCO FLOORING COMPANY
                             RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

(5)  Investments

     The following investments exceed 5% of the Plan's net assets available for Plan benefits at December 31, 2001 and 2000:

                                                                                                Fair value
                                                                                -------------------------------------------
                                                                                         2001                   2000
                                                                                --------------------   --------------------
     Fidelity Magellan Fund                                                  $         1,662,086              1,813,926
     Fidelity Equity Income Fund                                                       1,231,342              1,454,970
     Fidelity Intermediate Bond Fund                                                     926,906                963,539
     Fidelity Overseas Fund                                                              373,857                488,818
     Fidelity Retirement Money Market Fund                                             1,104,893                804,567
     Other - less than 5%                                                                838,707                708,794
                                                                                --------------------   --------------------
                   Total investments                                         $         6,137,791              6,234,614
                                                                                ====================   ====================

     During 2001 and 2000, the Plan's investments had net realized and unrealized gains (losses) as follows:

                                                                                         2001                   2000
                                                                                --------------------   --------------------
     Armstrong Holdings, Inc. common stock                                   $           120,223               (621,277)
     Fidelity Magellan Fund                                                             (232,102)              (257,531)
     Fidelity Equity Income Fund                                                        (122,207)                (3,549)
     Fidelity Intermediate Bond Fund                                                      24,707                 26,147
     Fidelity Overseas Fund                                                              (98,243)              (182,982)
     Fidelity Asset Manager Fund                                                         (19,041)               (17,995)
                                                                                --------------------   --------------------
                   Net depreciation in fair value of investments             $          (326,663)            (1,057,188)
                                                                                ====================   ====================

     The components of investment income (loss) for the years ended December 31, 2001 and 2000 are as follows:

                                                                                         2001                   2000
                                                                                --------------------   --------------------
     Investment income (loss):
         Interest and dividend income                                        $           194,041                427,583
         Net depreciation in the fair value of investments                              (326,663)            (1,057,188)
                                                                                --------------------   --------------------
                                                                             $          (132,622)              (629,605)
                                                                                ====================   ====================

                             HARTCO FLOORING COMPANY
                             RETIREMENT SAVINGS PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000

(6)  Tax Status of the Plan

     The Internal Revenue Service has determined and informed the Company by a letter dated January 27, 1998, that the Plan and related trust are designed in accordance with applicable requirements of the Internal Revenue Code
     (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and Plan's management believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)  Plan Termination

     Although it has not expressed intent to do so, the Company has the right to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

(8)  Related-Party Transactions

     Certain Plan investments are shares of common stock of Armstrong Holdings, Inc. and shares of mutual funds managed by Fidelity Investments. Armstrong Wood Products, Inc. is a wholly owned subsidiary of Armstrong World Industries, Inc. Fidelity Management Trust Company is the trustee as defined by the Plan. Therefore, transactions involving these entities or funds qualify as party-in-interest transactions.

(9)  Subsequent Events

     In 2002, the Plan was amended due to changes in various legislation and governmental regulations. These amendments were compliance related and no changes were made to the design of the Plan.

     Subsequent to December 31, 2001, the date for valuation of plan assets provided herein, the value of plan investments has changed, and some have fallen significantly from their values shown here.

                                                                      Schedule 1

                             HARTCO FLOORING COMPANY

                             RETIREMENT SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2001

                                                                                                     Current
           Identity of issuer                         Description of investment                       value
-----------------------------------    ----------------------------------------------------    ------------------
Armstrong Holdings, Inc.*              Common stock                                          $          285,950
Fidelity Investments*                  Fidelity Magellan Fund                                         1,662,086
Fidelity Investments*                  Fidelity Equity Income Fund                                    1,231,342
Fidelity Investments*                  Fidelity Intermediate Bond Fund                                  926,906
Fidelity Investments*                  Fidelity Overseas Fund                                           373,857
Fidelity Investments*                  Fidelity Asset Manager Fund                                      252,816
Fidelity Investments*                  Fidelity Retirement Money Market Fund                          1,104,893
Participant loans*                     Loans to participants                                            299,941
                                                                                               ------------------
                                               Total investments                             $        6,137,791
                                                                                               ==================

* Party-in-interest


See accompanying independent auditors' report.